Issued by: BHP Billiton Plc

To: Company Announcements Office

The London Stock Exchange

Old Broad Street

London EC2N 1HP

United Kingdom

Company Announcements Office

The Australian Stock Exchange

4th Floor, 20 Bridge Street

Sydney NSW 2000

Australia

cc: New York Stock Exchange Swiss Stock Exchange New Zealand Stock Exchange Johannesburg Stock Exchange Paris Bourse (Euronext) Deutsche Bank

Date: 6 November 2002

For Release: 7.00 a.m., 7 November 2002

Contact: Ines Watson 020 7747 3976

Notification of Major Interests in Shares

The following notification was received by BHP Billiton Plc on 6 November 2002 in a letter from Cater Allen International Limited dated 6 November 2002:

"In accordance with Part VI of the Companies Act 1985 (as amended), please note that I have been made aware, as of the 27th June 2002, that the interests of Cater Allen International Limited (CAIL) in the ordinary shares of BHP Billiton Plc, has decreased by returning 100,385,871 shares.

From the 28th June 2002 to 4th November 2002, CAIL had no interest in the ordinary shares of BHP Billiton."

BHP Billiton Plc received the following further notification on 6 November 2002 in a letter from Cater Allen International Limited dated 6 November 2002:

"In accordance with Part VI of the Companies Act 1985 (as amended), please note that I have been made aware, as of the 4th November 2002, that the interests of Cater Allen International Limited (CAIL) in the ordinary shares of BHP Billiton Plc has increased to 4.11% (101,354,474 shares) of the issued share capital.

This holding has arisen from a stock borrowing and lending position done under the approved Master Equity and Fixed Interest Lending Agreement as a principal trading member of the London Stock Exchange. Because of the nature of this holding, declared under the Act, we can state that we have no interest or voting capability in the said ordinary shares."

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: 600 Bourke Street Melbourne Victoria 3000 Telephone +61 3 9609 3333 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: 1-3 Strand London WC2N 5HA United Kingdom Telephone +44 20 7747 3800 Facsimile +44 20 7747 3900

The BHP Billiton Group is headquartered in Australia